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                                 EXHIBIT 99.17.1


                                 TCI MUSIC, INC.
                      8101 East Prentice Avenue, Suite 500
                               Englewood, CO 80111





July 21, 1997




Board of Directors
The Box Worldwide, Inc.
c/o Communications Equity Associates
101 East Kennedy Blvd., Suite 3300
Tampa, Florida  33602

Dear Sirs:

Reference is made to the Term Sheet attached hereto pursuant to which, subject to the prior receipt of any required approvals of the Board of Directors of TCI Music, Inc. ("TCIM") and The Box Worldwide, Inc. ("The Box") prior to July 22, 1997, we intend to merge The Box into a newly formed wholly owned subsidiary of TCIM, with The Box as the surviving corporation, all as more fully described in the Term Sheet.

The Term Sheet contemplates that the agreements contained herein will be superseded by a definitive merger agreement and instruments which will contain provisions incorporating and expanding upon the agreements set forth therein, together with other provisions customary in the case of transactions of this type, and such other provisions as are reasonable and appropriate in the context of the transactions contemplated hereby. Notwithstanding the foregoing, the parties expressly acknowledge that the obligations of the parties pursuant to the Term Sheet and this agreement, subject to the prior receipt of any such required approvals of the Board of Directors of The Box and TCIM, will constitute a binding agreement between them, subject to the terms and preconditions set forth herein and in the Term Sheet, until such definitive agreements are executed and delivered. If such definitive agreements are not executed and delivered, then, subject to the receipt of any such required approvals of the Board of Directors of The Box and TCIM, the Term Sheet and this agreement shall constitute such definitive agreements.



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If the foregoing is acceptable to you, please execute the copy of this agreement in the space below, at which time this instrument will constitute a binding agreement between us.

Very truly yours,

TCI MUSIC, INC.


By: /s/ David Koff
    ------------------------
Name:
Title: President


ACCEPTED AND AGREED
this 21st day of July, 1997

THE BOX WORLDWIDE, INC.


By: /s/ Alan McGlade
    ------------------------
Name:  Alan McGlade
Title: President and CEO





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                                   Term Sheet


Parties

SELLERS:  The Shareholders of The Box Worldwide, Inc. (the "Company")
BUYER:  TCI Music, Inc.

Transaction

The merger of the Company into a newly created, wholly owned subsidiary of the Buyer with the Company as the surviving entity.

Securities Being Exchanged

25,668,448 shares of The Box Worldwide, Inc. Common Stock, $.001 par value per share, such shares representing all the Company stock outstanding immediately before the merger (after giving effect to conversion of the Company's outstanding convertible preferred stock), less shares held by dissenting minority shareholders ("Dissenting Shareholders") upon exercise of any appraisal rights such shareholders may be entitled to under applicable state law.

Purchase Price

$1.50 per share ("Original Purchase Price")

Amount

$38,502,672

Instrument

A convertible preferred stock ("New Preferred Stock") of Buyer

Number of Shares

The number of shares of New Preferred Stock to be issued will be determined by dividing $38,502,672 (less the product of $1.50 times the number of shares of the Company's common stock held by the Dissenting Shareholders) by three times the average closing bid/ask price of TCI Music Series A Common Stock ("Common Stock") for a period of 20 consecutive trading days ending on the third trading day prior to the closing of the Transaction. Cash will be paid in lieu of any fractional shares of New Preferred Stock. Each share of New Preferred Stock will be convertible into three shares of Common Stock, as set forth in the section below captioned "Optional Conversion."

Dividend



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The holders of the New Preferred Stock will receive no dividends other than any dividends on Common Stock (excluding stock dividends for which an anti-dilution adjustment is made), which shall also be payable to holders of New Preferred Stock on a fully converted basis.

Liquidation Preference

In the event of liquidation, dissolution, or winding-up of the Buyer, the holders of the New Preferred Stock will be entitled to receive in preference to the holders of Common Stock an amount equal to the Original Purchase Price plus the greater of (a) 3% or (b) CPI, with a 5% maximum in any year, compounded annually. Holders will have the right to convert up until the date of any liquidation, dissolution or winding up.

A sale of all or substantially all of the Buyer's assets or any consolidation, merger or other transaction or series of related transactions in which the stockholders of the Buyer immediately prior to such transaction or transactions do not retain at least 50% of the voting power of the Buyer shall be deemed to be a liquidation or winding-up for purposes of the liquidation preference.

Optional Conversion

The holders of the New Preferred Stock shall have the right, at any time from the date of issuance at the option of such holder, to convert each share of New Preferred Stock into three shares of Common Stock and thereafter as subject to adjustment as provided below with respect to anti-dilution protection. The Buyer will use its best efforts to cause the shares of Common Stock issuable upon conversion of the new Preferred Stock to be qualified for quotation on NASDAQ, it being acknowledged that until the rights ("Rights") issued by TeleCommunications, Inc. ("TCI") in connection with the Buyer's acquisition of DMX Inc. shall have expired or been fully exercised, the shares of Common Stock issuable upon conversion of New Preferred Stock may be required, for the purpose of such qualification, to be treated as a class of securities separate from the shares of Common Stock issued by the Buyer in its acquisition of DMX Inc. The shares of Common Stock issuable upon conversion of the New Preferred Stock will not be entitled to any Rights, but otherwise will be identical to, and will be of the same class and series as, the shares of Common Stock held by holders of the Rights, both before and after the expiration or full exercise of the Rights.

Anti-dilution Protection

If the Buyer issues or is deemed to issue shares of Common Stock (other than shares issued or issuable to employees, officers or directors under plans or arrangements approved by the Board of Directors of the Buyer) at a purchase price per share less than the current market price of shares of New Preferred Stock, the then current conversion price of shares of New Preferred Stock shall be adjusted based upon a weighted average anti-dilution adjustment. The conversion price of the New Preferred Stock shall also be subject to customary adjustments for stock splits, dividends, recapitalizations, subdivisions, combinations, reclassifications, etc.



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Redemption

The Buyer may redeem, with proper notice, the New Preferred Stock (i) at any time after the closing sale price of the Common Stock (or, if the Common Stock is not traded on a securities exchange or the NASDAQ NMS, the average of the closing bid and asked prices) equals or exceeds, for a period of at least 30 consecutive trading days, 125% of the price used to establish the number of shares of New Preferred Stock issuable to the Sellers or (ii) during the 30-day period immediately following the fourth, sixth and eighth anniversary dates of the issuance and shall be required to redeem the New Preferred Stock on the tenth anniversary of the issuance, in each case at the Original Purchase Price plus the greater of (a) 3% or (b) the CPI with a 5% maximum in any year, compounded annually.

Voting Rights

Holders of the New Preferred Stock shall be entitled to attend all meetings of the shareholders of the Buyer and shall be entitled to the number of votes for each share held equal to the number of shares of Common Stock into which the shares of New Preferred Stock are then convertible. Holders of the New Preferred Stock shall vote together as one class with holders of the Common Stock.

Registration Rights

The New Preferred Stock and the Common Stock underlying the New Preferred Stock shall be registered pursuant to the combined registration statement/proxy statement required to effect the Transaction.

Registration Expenses

The Buyer shall pay all reasonable registration expenses in connection with the above registration statement.

The Merger Agreement

The parties agree to use their best efforts to negotiate in good faith a definitive merger agreement. If, after exhausting such efforts, the parties fail within a reasonable period of time to execute and deliver a definitive merger agreement, then this Term Sheet shall constitute such definitive agreement. The merger agreement shall be prepared by counsel for the Buyer, and shall contain, among other things, representations and warranties of the Buyer and the Company, covenants of the Buyer and the Company and closing conditions. The merger agreement (and this Term Sheet to the extent that it shall be deemed to be the definitive merger agreement as provided for above) shall be subject: (i) to the requisite approval of the shareholders of the Buyer and the Company as required by applicable law; (ii) to a condition that the Company may terminate the Transaction if the Company is presented with an unsolicited offer for a transaction that is more favorable for the Company's shareholders than




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                                                                   Page 16 of 19

the Transaction, provided that the Company gives the Buyer reasonable notice of receipt of any unsolicited offer; (iii) to the parties' obtaining all approvals necessary to consummate the Transaction, including expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and any approvals or clearances required from the U.S. Department of Justice, Federal Trade Commission, Securities and Exchange Commission and Federal Communications Commission; (iv) to the Buyer entering into the Contribution Agreement with TCI as will be revised on the terms recently disclosed to the Company; and (v) the Transaction qualifying as a tax-free reorganization under the Internal Revenue Code. In addition, the respective obligations of the parties to consummate the Transaction shall be subject to there being no material adverse change in the other parties' financial condition, operations, assets, liabilities or business since the end of the period covered by such party's most recent annual or quarterly report under
Section 13 or 15(d) of the Securities Exchange Act of 1934. Promptly after execution of the letter agreement to which this Term Sheet is attached, the Company shall obtain (and it will be a condition to effectiveness of the obligations of the Buyer under the letter agreement and this Term Sheet that the Company does obtain) an undertaking in form and substance reasonably satisfactory to the Buyer from each director of the Company that he will cause the shares of the Company's Common Stock that he beneficially owns to be voted in favor of the Transaction pursuant to the terms of the definitive merger agreement (including, if applicable, this Term Sheet) so long as such definitive merger agreement or such undertaking remains in effect and containing such other provisions as are customarily included in voting agreements for similar transactions. If such undertakings are not obtained within 10 business days after the date the letter agreement is executed by the Buyer and the Company, the Buyer, at its election, may terminate the letter agreement and this Term Sheet. The letter agreement and this Term Sheet also may be terminated, at the election of either the Buyer or the Company, if (i) the Company's Board of Directors determines that its approval of the letter agreement and this Term Sheet should be subject to receipt of an opinion of a financial advisor retained by the Board of Directors or a committee thereof substantially to the effect that the Transaction is fair to the shareholders of the Company from a financial point of view (a "Fairness Opinion") and (ii) within 10 business days after the date the letter agreement is executed by the Buyer and the Company, the Company has not given the Buyer notice that a Fairness Opinion has been received. If the Company's Board of Directors elects not to make its approval of the letter agreement and this Term Sheet subject to receipt of a Fairness Opinion, the letter agreement and this Term Sheet will be binding on the Company immediately upon such approval. The Company and the Buyer shall bear their own expenses (other than the registration expenses referred to above) related to the Transaction, including legal expenses.

TCI Loan

It will be a condition to the Company's obligations to complete the Transaction that the Buyer shall have delivered to the Company a written commitment from TCI to the Company that if the Buyer is not able to refinance the $40 million loan currently owed by the Buyer to TCI before the scheduled maturity thereof, TCI will extend the time for repayment of such loan to permit the Buyer to have a reasonable period of time to obtain third-party financing sufficient to repay the loan.



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Digital Multiplex

Buyer shall hire the Company on a contract basis on the date of signing the letter agreement to which this Term Sheet is attached to develop a four channel Digital Music Video Multiplex of Buyer which shall be distributed through TCI's Digital Tier and the Headend In The Sky (HITS). That contract may be terminated at the Buyer's option if the Transaction is abandoned.





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